Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matrix Bancorp, Inc.:
We consent to the use of our report dated March 14, 2005, with respect to the consolidated balance sheets of Matrix Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our report refers to a change in the Company’s method of accounting for variable interest entities in 2003 and a change in its method of accounting for goodwill and other intangible assets in 2002.
KPMG LLP
Denver, Colorado
December 21, 2005